Filed by Identix Incorporated
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended
Subject Company: Identix Incorporated
Subject Company’s Exchange Act
File No. 000-14097
IDENTIX
Moderator: Dr. Joseph Atick
April 27, 2006
8:00 am CT

Operator:	Good morning. You have joined the Identix fiscal 2006 third quarter earnings results conference call. This call is being broadcast over the internet and a replay will be accessed through the Identix website under the investor relations at www.identix.com. A telephonic replay will also be available approximately two hours following this call at 1-800-6-4-2-1-6-8-7, conference ID number 7-8-7-0-0-6-7. The telephonic replay will be available until May 2, 2006 at midnight.

I would now like to cover the following Safe Harbor statement. The statements contained in yesterday’s press release and on today’s conference call which are not historical facts are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934.

These statements are based on the company’s current expectations and beliefs and are subject to a number of risks and assumptions that could cause actual results to differ materially from those described in the forward looking statements. All statements other than statements of historical fact are statements that could be deemed forward looking statements. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth and/or implied by forward looking statements.

Risk and uncertainties include without limitations those related to the availability of funding from the government and other customers, the readiness of customers to expect delivery of products on a timely basis, the ability of the company to achieve targeted levels of hardware, software and related component mix, the ability of the company to timely complete a full sweep of end to end (AFIS) capabilities and successfully complete in the marketplace.

The ability of the company to end and successfully implement on a growing number of large scale biometric programs domestically and internationally and increasing levels of competition. In addition such risks and uncertainties include among others the following risks. That the merger with Viisage technology will not close, that the regulatory or shareholder approval will not be obtained, that the closing will be delayed, that the customers and partners will not react favorably to the merger.

Integration risks — the risk that the combined companies may be unable to achieve cost cutting synergies and other risks described in Identix and Viisage’s Securities and Exchange Commission filings including the registration statement on Form S4 to be filed with the SEC in connection with the transaction. Identix’s annual report on Form 10K for year end June 30, 2005 and its quarterly report on Form 10Q for the quarter ended September 30, 2005 under the caption Risk Factors and Management Discussion and Analyst for Financial Conditions and Results of Operations.

And Viisage’s annual report on Form 10K for the year ended December 31, 2004 and its quarterly report on Form 10Q for the quarters ended April 3,

2005, July 3, 2005 and October 2, 2005 under the caption Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operation. Neither Identix nor Viisage undertake any obligation to update these forward looking statements to reflect events or circumstances as of the date of this press release.

Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement prospectus regarding the business combination transactions referred to in the material below when it becomes available because it will contain important information. Identix and Viisage expect to mail a joint proxy statement prospectus about the transaction to the respective stockholders. This joint proxy statement prospectus will be filed with the Securities and Exchange Commission by both companies.

Investors and security holders may obtain a free copy of the joint proxy statement prospectus and other documents filed by the company at the Securities and Exchange Commission’s website at http://www.sec.gov. The joint proxy statement prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies. Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger.

Information concerning Viisage’s participants is set forth in the proxy statement dated November 21, 2005 for Viisage’s special meeting of the shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix participants is set forth in the proxy statement dated October 6, 2005 or Identix’s 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A.

Additional information regarding the interest of participants of Viisage and Identix and the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement prospectus to be filed with the SEC. Joining us today are Identix’s President and CEO, Dr. Joseph Atick, CFO, Elissa Lindsoe and COO, Jim Moar. I would now like to turn the call over to Dr. Atick. Good morning Dr. Atick.

Joseph Atick:	Good morning. Thank you (Cynthia). Good morning everyone and thank you for joining us this morning. I’m going to start with a few brief remarks on the progress we’ve made towards our merger with Viisage and I’m going to cover some of the positive developments that we’ve been seeing in the biometrics industry which we believe is an indication that the industry is rapidly approaching an inflection point.

I will then ask Elissa to briefly cover the financial results for the third quarter and I’ll after that I’ll come back and I’ll review Identix’s latest technology breakthrough which is driving our development of the end to end criminal and civil (AFIS) capabilities. Some really exciting things.

Let me start with a few words on the merger with us, between us and Viisage. Candidly, at least to say we remain on track to close this merger. Hopefully by the end of this quarter. To date we’ve been hitting all of our internal targets. Additionally, teams comprised of employees from both companies have been working diligently in planning to insure that upon confirmation of the merger we’re able to immediately capitalize on the synergies that we believe we can realize and the efficiencies that are inherent here.

And that we’re able to hit the ground running as a combined company with a significantly enhanced value proposition for an expanded set of customers in the marketplace. I’m pleased with the progress we’ve made and continue to make in bringing our companies together. I look forward to the creation of the industries broadest, most comprehensive, single class form for multi model, finger, face, skin, eyelid and imaging identity solutions.

Ladies and gentlemen have no doubt about it this is a defining company for the biometrics industry and the world of identity management. Our confidence in the near and long term outlook for the biometrics industry remains high and it’s supported by significant positive changes in the dynamics of the marketplace. Look at the adoption rate. Look at the size of the contracts that are available for us now to bid and to compete and to win.

Already for the calendar 2006 alone we have submitted or are preparing to submit responses to identified RFPs for large scale biometric programs representing potential contact value for Identix of approximately $200 million. This is unprecedented in our history, in the history of the industry at large. So this is very exciting. There are a couple of important things I want to point out related to these specific opportunities that we have identified for the near term focus.

First, these opportunities do not include some of the highest profile programs that you may have been hearing about in the media such as (Twick), Registered Traveler, the International e-Passport program and the other large scale travel document programs all over the world. As you know the very broad based programs like (Twick) and the Registered Traveler have been in the works for years and could potentially have significant positive ramifications for the biometric companies involved.

These big programs are approaching realization and some of the recent steps that the government took and the industry is taking are bringing these potentially massive deployments of biometrics, credentialing, proofing and other identity technology closer every day. In fact you may have heard the TSA just announced last week the next steps in Registered Traveler when they said they are anticipating to roll out about 10 to 20 airports in some pilot deployments to see how the thing works.

Additionally, just last Tuesday, (DHF) Secretary, Michael Chertoff announced that the (DHF) will begin conducting name based background checks on up to 400,000 port workers within the United States and everyone else who becomes a worker in that capacity on an ongoing basis.

These checks clearly are an initial measure while the department also expedites the roll out of the comprehensive nationwide and clearly biometrics based (Twick) program which is expected in 2006. We do continue to pursue these very large scale deals and opportunities which represent potential upside to the $200 million in the near term award that we are targeting. But as you know these programs continue to be subject to political wrangling.

We are ready. We are poised to be a significant player when the time is right for these specific programs. In the near term we focus on the opportunities that are happening through well defined RFPs that are now available on the street. Another point that I want to make regarding the $200 million potential, the near term opportunities we’ve identified, that does not include, that number does not include worldwide (AFIS) opportunities. A market in which we will be competing, I will repeat we will be competing in for the very first time as I’ll discuss in more detail at the end of today’s compared remarks.

And in the market that we believe as many of you know represents a very meaningful revenue and profitability upside for Identix. So that’s definitely a very exciting upside and a very exciting market climate for us. The specific near term programs that we identified in the $200 million consist primarily of national ID, border crossings program, as well as other international civil ID programs and US Federal programs from the DOD, DOS, (DHF), Intelligence, identity management programs in civil agencies and so on.

If you look at it you’ll see a nice mix of federal and international opportunities, a nice mix of enrollment capabilities which we do very well with our multi model enrollment, life scan, face and mobile capabilities as well as search from the back end as well as search from a mobile system. And also a nice mix between finger and face opportunities which as you know Identix now does equally well.

So from the breadth of the opportunity and the breadth of the offering that’s required we’d like the balance that we see, it’s not concentrated in one program or another it’s actually a distribution and that presents an emerging market that’s becoming very real. Another point I want to make is that the size of each of these opportunities is getting to the point where it’s at the whole new level for Identix as each has the potential value that is significant multiple of the historical contracts that Identix used to pursue.

Many of these identified programs have a potential value in excess of $10 million. Some in fact are expected to be between $25 million and $50 million range. We believe the robust size and the number of identified near term large scale biometrics program, reflects a market that’s growing at an accelerated rate. It doesn’t take too much analysis to see that. Additionally the sheer dollar volume and magnitude represented by identifiable near term large scale biometric programs symbolizes a striking change from the past 20 plus years for the biometric industry.

I said that. Identix typically received approximately 90% of its revenue. In the past Identix typically received 90% of its revenue from contracts under $1 million. Of course we will continue to see some demand for our base line basis which consists of sub $1 million solutions and we continue to win, we will continue to win those deals, smaller deals and make them contribute strongly to our revenue as we go after the larger contracts and the opportunities ahead of us.

Another point that’s equally important and another indication that we’re reaching an inflection point in the industry is the fact that the majority of these programs are not pilot programs, are not pie in the sky ideas, are not new things that people are trying but actually are based on proven applications, on prior roll out of biometric programs. So this is basically a step and repeat or an expansion of the things that we know how to do as an industry and the customers are very comfortable with in their deployment.

So in our minds this represents a very marked departure for many of the proposed programs of the past which would frequently be delayed or significantly be reduced in their scope because the pilot nature of these deployment and the lack of experience in the system integrators or lack of experience in, as part of the end user. So these just to emphasize, for the most part are not experimental programs.

They’re full scope and the purpose of deployment has been identified and all major integration hurdles we believe have been surmounted in one program or another in the past. Importantly these are programs that are being modeled after deployment that have taken place over a longer period of time.

So to sum up I see that the current climate for biometrics is extremely positive. It bodes quite well for Identix and for the outlook of the combined company post merger. Of course there is a small downside to the fact that we see in the recent past and going forward our average contract size growing.

With larger contracts contributing more and more you have the potential for fluctuation in predictability of revenue stream as illustrated by our fiscal third quarter results coming in near the bottom of our projected range.

This performance at the low end was due primarily to delays in the award of anticipated contracts but actually more importantly in the pushing out of delivery schedules of some large contracts we’ve already secured. Specifically we experienced customer driven implementation delays so these are things where we were ready, we are ready, we have all the pieces but the customer is not ready to receive them because the other pieces in the ID program were not running according to schedule.

So we experienced delays on several contracts that we have already one in the Middle East. Let me say the Middle East is a very active region where we continue, we are doing significant business and we continue to do business but it’s also a region which has potential for delays. And so that’s something that we have to take into account. Let me say a few more words about our revenue run rate and where we are. If you look at it our revenue run rate continues to be solid — three consecutive quarters of pure biometric revenue in excess of $20 million.

Actually looking at it this way quarter by quarter does not really tell the full exciting story. The positive trends become much more visible to you when you examine biometric product and not services revenue but also when you examine biometric product revenue over longer periods of time, let’s say a couple of quarters or three quarters at a time. In fact if you look at the year over year growth in the biometric product, in the third quarter we experienced 13% year over year growth when you compare the third quarter this year to the one in the prior year.

But when you take a look at the longer period of time which is, take a look at the nine months in fiscal, FY ‘06 versus fiscal, FY ‘04 you’ll see that biometric revenue growth, product revenue growth is in excess of 45%, 45% organic growth year over year, year to date. This should be a testament to the exciting growth that we’ve accomplished and the one that we expect will continue going forward.

Speaking of going forward we think our pending merger with Viisage should help smooth out this quarterly results fluctuation, should lead to a better short term and better long term predictability as together with our expanded revenue pool we will have significantly broader, deeper and more diverse revenue stream. Viisage has several large and relatively predictable revenue generating engines including its drivers’ license business, it’s printed business and we believe will help smooth out the going forward company’s expected growth and quarterly results.

I’d like now to ask Elissa to cover our quarterly results and then I will close with some comments on the latest exciting area of the biometrics market that Identix will be entering. Elissa?

Elissa Lindsoe:	Thank you Joseph and good morning everybody. We experienced some very positive fundamentals in Q3 with product revenues continuing to increase year over year by double digits. This is accompanied by solid growth margin expansion. Additionally we strengthened our balance sheet with combined cash and marketable securities balances growing by more than $200 million.

Turning to the specifics of our third quarter, revenue was up slightly to $20.8 million when compared to the year ago quarter’s revenue of $20.3 million. Overall Q3 growth margin was 37% up year over year by three percentage points. A continued growth margin expansion was led by increasing product sales. The net loss for Q3 was $3.8 million or 4 cents per share compared to a net loss of $1.9 million or 2 cents per share in the year earlier quarter. The fiscal 2006 third quarter net loss includes $1.1 million or one penny per share in expenses related to our pending merger with Viisage.

Severance expense of $200,000 associated with the previously announced reduction in field service staff and stock based compensation expense of $231,000. Fiscal 2006 third quarter product revenues grew 13% to $13.7 million when compared to year earlier third quarter product revenues. Higher software revenue contribution combined with expanding hardware margins led to third quarter product growth margins of 46%. This is six percentage points greater than they were in the year ago quarter.

In conjunction with the growing deal (sags) we are experiencing we are also seeing the software component of the deals we are bidding on and winning continue to grow. Because this favorable shift in product mix is anticipated to become even more pronounce as we introduce a full suite of (ASIS) offerings and begin to compete directly in the (AFIS) marketplace we expect that our growth margins will continue to expand over the longer term.

Our Identix identification services business continues to be a solid contributor to services revenues with Q3 IIS revenues being $2.2 million up 29% year over year. As expected total services revenues for 2006 third quarter declined to $7.1 million with gross margin being 18% of services revenue compared to year earlier services revenue of $8.1 million and services gross margins of 25%. We continue to replace the older legacy Identix Life Scan systems that are part of our installed base.

These systems require extensive field service costs. The majority of these systems are expected to be replaced in calendar 2006 and we expect that maintenance revenues will once again begin growing in early 2007. For the first nine months of fiscal year 2006 Identix continued to experience solid revenue growth of 19% to $65.7 million with strong overall gross margin improvement of more than nine percentage points at 37% of revenue.

In the same timeframe we improved our net loss by 36% year over year at $6.1 million or 7 cents per share which includes $1.3 million in restructuring and other costs as well as $700,000 with a stock option expense which is compared to a net loss of $9.5 million or 11 cents per share in the prior year. Product revenue was the driver of this growth at $44.4 million compared to $30.7 million in the first nine months of fiscal 2005, a 45% increase.

Product gross margin increased by 17 percentage points to 46% of product revenues. Services revenues for the first nine months of 2006 were down to $21.2 million with gross margin of 18% of services revenue. Our balance sheet remains solid with combined task, marketable securities and restricted cash balances of $35.1 million, a $2.2 million increase from December 31, 2005. This growth is driven by positive operating cash flows of $825,000 and by $2.3 million in proceeds from stock options and warrant exercises.

Our positive operating cash flows are due in part to a nine day sequential improvement in our quarterly DSO as well as a $2.2 million reduction in inventory which was offset by a $2.3 million reduction in accounts payable. I’d now like to turn the call back over to Joseph for his closing remarks.

Joseph Atick:	Thank you Elissa. A few comments to wrap up today’s call. During the fiscal third quarter we significantly increased the breadth and depth of our ability to address all aspects of the biometrics and identity management market. In March we announced that the latest (unintelligible) testing report identified Identix’s newest fingerprint matching technology by engine six as a top performing (AFIS) grade algorithm. (NIT) tested all of about 21 algorithms from 10 vendors on large scale existing real world databases like the US Visit, Airport Capture, Mexico/US plan crossing and the worldwide US Visa applications.

Identix submitted just one algorithm which was shown by (NIT) to be in the top three in performance in all of the tests. This is really, really exciting. The (NIT) results mark a major milestone for Identix in validating and establishing the company’s bio engine six algorithm as a top performing (AFIS) grade fingerprint technology for large scale solutions. The results do not happen overnight. They are the culmination of considerable R&D and investment efforts that set the stage for the next round of market penetration by Identix with a powerful technology behind us that will be very competitive in the (AFIS) marketplace.

Our (AFIS) grade algorithm is being incorporated as a result into a complete suite of applications and workflow engine that will enable us to deliver end to end criminal and civil (AFIS) capabilities beginning in the third quarter of 2006, calendar quarter of 2006 to compete head to head with established (AFIS) companies in what we expect to be a very lucrative market.

Our (AFIS) capability could not have come at a better time. Worldwide (AFIS) opportunities are on the increase. They’re in fact proliferating everywhere and are expected to continue to do so for the foreseeable future. Identix will enter the merger with Viisage with a broader set of biometric capabilities including the coveted (AFIS) capability assembled under one roof.

The merger of course will give us the scales, the merger will give us the delivery power, it will give us the expanded market reach, it will give us more complete coverage of the customer need in all phases of the identity lifecycle including the (AFIS) component, including the credentialing component, including the identity proofing component, including the face, the finger, the iris, everything you’re going to need in order to deal with establishing somebody’s identity and manage that identity.

We will have a deeper marketing team and capabilities to push this portfolio into the marketplace. It should be no surprise to anyone that I continue to be very excited about coming together of this company under one roof. I look forward to realizing the full potential embodied in this merger. So stay tuned.

Before we open up the session for your questions let me sum up what we’ve told you today.

First, Identix continues to experience year over year revenue growth. Second are margins are expanding. Third our balance sheet remains stronger. Fourth the biometrics industry is reaching an inflection point and adoption and deployment continue to accelerate.

Fifth we are specifically targeting a portfolio of about 200 million in potential calendar 2006 awards for Identix product lines alone. And are seeing an exponential increase in the average deal size we are bidding on. I want to emphasize that that portfolio does not include opportunities from our sister companies. This is just Identix opportunities.

Sixth there is an upside related to some of the well known large-scale programs that have been in the works for years. Programs that are approaching realization based on recent government announcements as you’ve been seeing in those last few days.

And then finally we expect to launch a full suite of AFIS solutions in the third calendar quarter of 2006 providing Identix with the potential for significant upside opportunity as we begin to compete directly for civil and criminal AFIS contracts later this year.

And on this note I’d like to open the call for your questions. Operator.

Operator:	Thank you. Ladies and gentlemen if you would like to ask a question please press star then the number 1 on your telephone keypad.

Your first question comes from (Jeff Kessler) with Lehman Brothers.

Jeff Kessler:	Thank you very much. I have a couple of questions here. First, yes you are merging with (Visage) but you’re also merging with several other companies as well.

Joseph Atick:	Correct.

Jeff Kessler:	And the question is, is how far along in the integration process are you with companies like IBT and (Secure Metrics) if only because on your registration business, which IBT is already has — is already profitable on you have one as well. When this whole process comes together are you going to be up and running with those companies as well?

Joseph Atick:	Yes. That’s exactly the point of our planning sessions and the hard work that every one of those people involved in the planning sessions has been doing. We are very confident. We are actually excited about the progress that we’ve made in the planning and we believe we have figured out how all the pieces fit together.

And that’s part of all of the preparatory work that has gone on. I mean it’s not just thinking about this from the perspective of two companies. We’re thinking of it from the perspective of a portfolio of companies and how they all complement each other and they fit together.

So very good question. And absolutely very well thought through plan is underway for how it all fits together. Our target is to hit the ground running in all aspects when this merger is approved by our shareholders.

Jeff Kessler:	Okay. Second question. The push out of some of these smaller contracts. One of the things that we did notice over the course of this past quarter was your typical — your typical, well, let’s just say ramp of small 500,000, six hundred, $700,000 contracts was notably absent in the past quarter. To what extent was that due to your focus just on getting this deal done and to what extent was it focused on some of these contracts being maybe pushed aside in favor of larger contracts?

Or in other words are we going to see a return to a good amount of smaller announcements so we don’t get these deserts like a competitor in the AFIS business of yours has between these large contracts? Are we going to see some of these small contract announcements in addition to some of these large contracts that you’ve been talking about?

Joseph Atick:	Yeah. I mean (Jeff) the onesy, twosy business has been very healthy and has been going on. And so if it’s a question of a judgment as far as whether they should be lumped together or — I mean what the rhythm of information is. So in fact, we could stop lumping things together and talk about it but I mean this is part of our base business.

There hasn’t been extraordinary single large contracts of the type that would warrant a very material announcement but rest assured that the business of the day to day, onesies, twosies is stronger than ever. And maybe, you know, a balance might be sort of start lumping those things into bigger releases that we can talk about.

But I think the street, at least my perception, has been keen on hearing about the bigger programs and as you know there the uncertainty of them is high and the timelines are not in our control. And in some cases our customers have restrictions on what you can say and do. So it only gets reflected in the revenue.

Jeff Kessler:	Okay. And what I was getting to though — there is a warm feeling in the belly that one gets when you’re able to announce these smaller contracts. And we didn’t see that in this past quarter. I’m just wondering is there going to be resumption of that by whatever the name of the company is going to — the new co is going to be in the June quarter or the September quarter?

Joseph Atick:	And clearly I think the new company is committed to communicating appropriately. Communicating with all the means that are helpful to the street as long as it is meaningful and not burdensome to the analysts.

Jeff Kessler:	Okay.

Joseph Atick:	So I can tell you that we are favorably inclined towards communications.

Jeff Kessler:	One other question. With your move into the AFIS business you’re going to be competing against three or four companies who you have been — who have been using your product in conjunction with a number of things such as your (IBIS) business and such as some of your other products. Are you going to be taking over the AFIS portion of those businesses? Are you going to be continuing to work with these folks in the spirit of coopetition (sic)?

Joseph Atick:	Yes. Exactly.

Jeff Kessler:	I mean what is the scenario going forward in working with the other AFIS companies?

Joseph Atick:	It’s very interesting that you say that because in this marketplace customer preference drives the formation of a wide consortium. And Identix has got a very strong brand when it comes to life scan. That is not paralleled by anyone. And so we will continue to cooperate with the AFIS vendors that are bidding on some opportunities that need our life scan. We will make our life scan available to all AFIS vendors.

We will compete with them in some markets. We will cooperate with them in other markets. We will treat them fairly as you would in a very competitive marketplace. I think this is a sign of maturation and health. I am willing to work with my competition. That’s not a problem. But if there is an area where I can offer a better value to the customer I’m not going to hold my hands behind my back. I’m going to go after that. But you have to understand that my channels is ultimately the ears of the customer and the end user is the one that sets what they want.

Jeff Kessler:	Okay. One final question. And that is can you specifically identify, are you able to at least tell us some of these 5 and $10 million opportunities that are out there which you generally identified as certain national ID and certain registration contracts? Are there specific ones that we can begin to start focusing on?

Joseph Atick:	Yeah. I mean (Jeff) I don’t want to be a business development person for my competition today. I hope you appreciate that.

Jeff Kessler:	Okay.

Joseph Atick:	But I also tell you that the mix — I mean I’ve indicated we see a 50/50 mix between international and federal. We see a mix between face and finger. We see a mix of enrollment solutions as well as search, search capabilities whether it’s visa related, passport related, or law enforcement related.

Some of those programs are publicized around the world and one can find them. Other programs are still in the making and will be hitting the street in RFPs.

But the other thing is part of what we are cautious about is we don’t want to tell our competition where our focus is. What is on our radar screen? They can do a lot of homework like we’ve been doing and tracking these opportunities. It’s exciting but I hope you excuse me if I don’t give the specifics of these programs.

Jeff Kessler:	All right. Great. Thank you very much and I look forward to speaking with you in the new company.

Joseph Atick:	Thank you (Jeff).

Jeff Kessler:	Yep.

Operator:	Your next question comes from Paul Coster with JP Morgan.

Paul Coster:	Good morning Joseph and (Alyssa). A couple of quick questions.

As you answered the AFIS space Joseph are you positioned to win business in U.S. visits or the central EU vis programs or are those essentially gone and done and there’s no look in there?

Joseph Atick:	Well, I mean I look forward to what’s coming. What opportunities are out there? And the opportunities that are there are significantly larger than the opportunities that have already been awarded.

Clearly we have to make strategic decisions as far as where we’re going to put our energy. We will assess program by program, a bid, no bid situation. Just because we have the capability it does not mean that we should realistically bid it in those contacts and those environments.

So the good news is we’re coming in from an environment where we had zero revenue from AFIS. Imagine if we can capture even 5 to 10% of that marketplace over the next 12 to 18 months what that would imply to our software revenue.

Paul Coster:	Can you share with us any details of how the revenue will build for that business? As you know one of your competitors basically sees revenues on a per server basis. They sell the server and the software margins come through that sale. Will yours be a similar business model? Will it be all software?

Joseph Atick:	Yes.

Paul Coster:	Can you give us some sense?

Joseph Atick:	Yeah. It is. Unlike one of the leading competitors that you speak of, we sell pure software. Even our servers run on standard hardware and we are priced per software module and they grow in value by the size of the database that these servers are accessing as well as the number of copies of the core engine that you’re going to need.

So clearly it is a software license business plus, of course, there is a services component in it, which would contribute to services revenue or professional services revenue because many of those implementations will require professional services people to integrate into the customer workflow or into the system integrators workflow.

Paul Coster:	Okay. Got it.

As for the competitive landscape can you give us your latest thoughts there? Have you seen any new entrants? Have you seen any intensification? Is there more price based competition or are things reasonably stable at the moment?

Joseph Atick:	You see what I see that’s a very pronounced trend in that space is that AFIS is being taken as a stable staple. I mean a component of the identity solution and everybody takes as a necessity. There is no question will it work for me? Will it not work for me? It is reaching a point where more and more programs around the world are basically saying I want this AFIS component.

And they’re not thinking of it as an AFIS — as an end game in itself. They’re thinking of it as an integral component of their identity solution that they’re going into.

So that is actually good news for us because that means that the channel into that space is going to be dominated by some point by the system integrators that focus their energies on the business workflow of the customer. And they need the component AFIS module to complement and complete their solution offering.

So the identity solutions in the world are proliferating and AFIS is just one component that seems to be on the check list of more and more of these programs. So I think while there’s competition and with Identix coming in and the top tier performers and we’ll start to play in a highly competitive space, the overall size of the market and the diversity of it and the complexity of the jobs that are involved leaves a lot of room for differentiation.

Customer preferences for control of the workflow. Customer preferences for modularity. Customer preferences for interoperability and open standards. All of those things were things that Identix listened to the customer over the last three to four years as we laid out our road map for the AFIS world and as we’ve continued to develop the technology.

Our entrance into this space is not just driven by technological achievements. We clearly had to get there first. We had to get there before we can say we have an AFIS algorithm. But you cannot play simply by having an AFIS algorithm. You have to have the type of differentiated workflow engine and business logic that the customer see and appreciate the value of. And that’s — while this is a marketplace that is very competitive there is enough diversity and room for differentiation.

Paul Coster:	Okay. Thank you.

Joseph Atick:	Thanks Paul.

Operator:	Your next question comes from Brian Ruttenbur with Morgan Keegan.

Brian Ruttenbur:	Hi. Just a couple quick questions. How are you doing Joseph?

This next quarter there’s been no guidance whatsoever. Can you give us at least some ballpark numbers? I know that you anticipate this merger closing but you’re still a publicly traded entity and just in case something does happen can you give us any kind of revenue or ballpark earnings? How things are going to shake out in the June period?

Joseph Atick:	Yeah. I mean, Brian, we continue to see revenue momentum in our base business at run rates very similar to the quarters that you’ve been seeing. There’s nothing in our business that has changed that would lead us to believe there would be a different type of run rate.

But I’m not going to give guidance given the impending merger and also given some of the big awards that are out there in the marketplace that we are competing for.

So in a way you can make an assumption based on our run rate of our base business that you’ve seen reflected in the recent quarters.

Brian Ruttenbur:	Okay. Fair enough. That helps.

Let me ask also along the AFIS side can you — you haven’t deployed a big AFIS yet. And you’re competitors, the big four, I guess, Motorola, NEC, you know, (Cogen) and (Sagem) have all got, you know, major deployments out there. How — is your plan to try and get some small deployments to kind of prove that you’re as good as them? And then try to bid on the big stuff or go right after the big stuff? I know that this question has been asked around a little bit but I want to know kind of your game plan.

Joseph Atick:	Yeah. Brian, clearly there is a multi-tiered strategy going after this marketplace. This is a very exciting market opportunity and we have a couple of approached to it. Let me tell you one approach.

While somebody might say that we do not have experience in large-scale AFIS deployments the fact is an AFIS is equal to two things. It’s equal to a large-scale identification system plus a very powerful algorithm for matching fingerprints.

Now you go back and you ask who has on record very large-scale identification systems that have been in operation that the world, the entire world, could go and see? Go see the State Department implementation of (ABIS) the Identix system that is handling more than 50 million records that are being accessed 2,000 to 3,000 times an hour.

So from a scalability point of view make no shadow of doubt about our ability to deliver a large-scale identification system. That is one of our qualifications. We’ve demonstrated it to the entire world.

The second thing is we’ve also demonstrated to the entire world that we have a matching algorithm that is absolutely in the top tier performing category. And so we put the two and two together.

Then the question becomes do you have experience with the workflow? Well, look at Identix’ track record in the workflow. Store and fold from life scan. Submitting to the FBI. Submitting to the states. Return messaging. Handling the background checking.

No one has handled more submissions to the FBI in the last five years than Identix. I mean Identix in a couple of weeks we handle more than what our competitors handle in a year.

Tens of thousands of submissions go to the FBI pass through our workflow engines. We have been categorized wrong by the industry as a life scan provider while, in fact, we have been providing the backbone that handles the workflow and the data of biometrics that goes to the FBI and to the states.

So from that perspective we can stand up and show the world our qualifications and we’re confident.

But clearly, you know, there is a challenge in the beginning as these pieces have to be put together in the eyes of the customer and they want to see one implementation. So another approach would be to start with some of the smaller programs. Show how they work and continue to scale.

Brian we are confident the market will see our value and we’re confident we’ll succeed in this space.

Brian Ruttenbur:	Okay. And then one last question. Thanks for that color. I appreciate that.

Can you talk a little bit about your employment contract that you would have with this new combine entity (Visage)/Identix/, you know, (L1 Biometrics) or whatever it’s going to be called? And any plans that you see on the personnel side and senior management for you and the people around you?

Joseph Atick:	I mean have no doubt about it. I will have — I’m having a significant role in the going forward organization. I am committed to being part of the new vision of this company and driving it forward. My goal and my role in that organization has been stated to be a Chief Strategic Officer. Somebody that is going to basically look at the overall direction of this company, incubate new ideas that can take us into an accelerated growth opportunities.

I will have less role in the operations of the divisions underneath the corporation. I’ll have less role in the finance and the IR aspect of it but, in fact, going forward it frees me to focus on the things that I can impact without being burdened by the things that somebody else can do. I’m very excited about my new role.

Brian Ruttenbur:	Can you give us the terms of your employment contract? How long?

Joseph Atick:	That has not yet been finalized and I’m sure it will be published when the time is right.

Brian Ruttenbur:	Okay. Thank you very much.

Joseph Atick:	Thank you Brian.

Operator:	Your next question comes from Jay Meir with MJSK Equity Research.

Jay Meir:	Yes. Hi. Thanks.

I have a quick question about the 200 million in potential contracts or RFPs out there. Are you expecting those to be awarded in calendar 2006 or released in 2006? And if so what would you anticipate would be the delivery schedule in general? I mean what’s the duration of those potential contracts?

Joseph Atick:	Jay those are opportunities — identified opportunities that we’re tracking that it would be irresponsible of me to answer the question in any definitive way because that assumes that I can control the customer timeline for when they release some of these RFPs.

So I mean, I think the important thing to note is that these are not opportunities where we’re thinking well they will be released in two years. These are opportunities that within the next 12 months are going to impact the biometric industry.

And when you look at comparable opportunities like this year over year from previous years we’ve never been in that kind of visibility. We’ve never seen that kind of available market. And this is not talking about AFIS. This is talking about the available market for biometrics outside AFIS and outside the other large politically colored type of opportunities.

So I’m talking about next 12 months, short-term opportunities that either are going to hit the street in RFPs or are going to be awarded.

Brian Ruttenbur:	Okay. That’s kind of where — I’m sorry. I was a little confusing on that. I was just curious to know if you basically had RFPs in hand or if you anticipated them.

Joseph Atick:	Some yes. In some cases Jay absolutely.

Brian Ruttenbur:	Okay. And are these, you know, some contracts can span years like a blanket purchase type agreement. You know, there’s potential on these. Or are these kind of — can you quantify at all how — what type of time duration those 200 million?

Joseph Atick:	Yeah. I mean looking at that portfolio, just taking a glance at it, those seem to be fairly quick rollout type programs. If I would say you can put a cap on them of let’s say no more than 18 months.

So these are not, you know, the type of thing you can say five-year programs and you have a backlog of that sort. No. Those are product solution — product based solutions that need to be delivered within a certain period of time.

Brian Ruttenbur:	I understand.

Joseph Atick:	I’m putting a sort of cap of 12 to 18 months on.

Brian Ruttenbur:	Okay. And this is a long shot question. Any chance we could hear a backlog number?

Elissa Lindsoe:	Jay we have not traditionally provided a backlog number and the reason for that is many companies look at their backlog differently. It would probably be irresponsible for us to provide that.

Joseph Atick:	In one word, it is a long shot.

Brian Ruttenbur:	Ha ha ha. Okay. Well I’ll move on to something else then.

Joseph Atick:	I appreciate it.

Brian Ruttenbur:	As far as the AFIS system is — your AFIS application is concerned.

Joseph Atick:	Yes.

Brian Ruttenbur:	Is that a blade system?

Joseph Atick:	What — as I said before the architecture of the AFIS is purely software and it is adaptable. It can run on a blade architecture. It can run on a cluster of PCs. And it can also run, if you want it, on field programmable data array. I mean we have made it clear in our development that we will take advantage of whatever customer preferences are for the hardware. We are not hardware specific and that we believe is a value differentiation that is meaningful in the marketplace.

Brian Ruttenbur:	Yeah that’s — I’d say so. And what about at least for the United States, what about test bed applications and performance verifications and standards harmonization? Do you anticipate going through those types of rigors?

Joseph Atick:	Absolutely. In any — like I said before also it’s not just the accuracy of the algorithms you also have to make sure that the workflow, you have to make sure that you have the suite of applications. AFIS is a very complex set of applications under the umbrella of an AFIS. That’s why it’s called a system.

So we need things like the latent examiners workstation. You need the archivers. You need the routers. You need return messaging. And so on and so forth. So the good news is this is not alien to us. We’ve been doing it for a long time from our experience from the front end. Now we’re just coming at it from the back end. We’re making them come together.

Brian Ruttenbur:	Great. Very good.

Joseph Atick:	Exciting stuff Jay.

Operator:	Ladies and gentlemen we have time for one last question. Your last question is a follow up question from Jeff Kessler with Lehman Brothers.

Jeff Kessler:	Thank you. Just a quick follow up on this order, which slipped because the customer or some of the other producers for that customer in the Middle East were not ready. Do you expect that order to come through in this quarter or in the next quarter? Is it going to come through in a short period of time?

Joseph Atick:	Jeff the miss was made of actually several elements and they happened to be, for the most part in the Middle East. And the answer is yes they didn’t go away. We expect the customer to continue to move forward and we already have the contract. So the issue is when the system integrator on the other side is going to complete the piece that will be receptive to our component.

So I would love to be able to say, you know, in this case they’re going to do it this month or next week or whatever but again, that is something that is not in my control. However one thing I’ll tell you is the customer is as anxious as we are to get this thing up and running and they’re putting the pressure on some of their system integrators to make sure they’re back on track.

Jeff Kessler:	Well hopefully Mr. (La Penta) with his history of dealing with all these system integrators will have a little — will have some more leverage over these guys to make them let’s say stay on time.

Joseph Atick:	Indeed.

Jeff Kessler:	Okay. Thank you.

Joseph Atick:	Welcome.

Thank you all for your time. And we look forward to continuing our journey together with you. Have a nice day.

Operator:	Ladies and gentlemen this concludes today’s Identix fiscal 2006 third quarter earnings results conference call. You may now disconnect.
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